FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furrnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Paris, July 30, 2010	Press release

Alcatel-Lucent reports adjusted operating profit

Strong progress in Q2 and stronger second-half expected

Full-year 2010 outlook maintained

KEY NUMBERS FOR THE SECOND QUARTER 2010

•

Revenues of Euro 3.813 billion, up 17.4% sequentially, down 2.4% year-over-year

•

Adjusted[2] gross profit of Euro 1.377 billion or 36.1% of revenues

•

Adjusted[2] operating income[1] of Euro 28 million or 0.7% of revenues

•

Operating cash flow[3] of Euro (58) million

•

Net (debt)/cash of Euro 107 million as of June 30, 2010

EXECUTIVE COMMENTARY

Ben Verwaayen, CEO, commented:

“I am pleased with the continuing progress in our transformation journey, illustrated in the second quarter both by the top line and profitability. Revenues for the quarter reflect the on-going and expected overall improvement in market conditions and the good traction of our product portfolio. This is notably highlighted by the good performance in IP and wireless and, from a geographic standpoint, by strong growth in North America. The quarter also saw strategic and major wins with our selection by the NBN Company as a supplier for the Australian nationwide superfast broadband network rollout and by the ACE consortium to deploy a submarine optical link between Europe and Africa. And I am proud to announce that Alcatel-Lucent has been selected by AT&T as one of its Domain Suppliers for IP/MPLS/EPC equipment.”

He added:

“We remain focused on operational execution as evidenced by our ability to improve component availability and maintain costs and expenses discipline. Further benefits are expected in the coming quarters.

Alcatel-Lucent is preparing for a strong second half of the year, backed with a growing order book. As sales trends continue to improve and we continue to see the benefits of our actions on costs, the leverage effect at the operating profit level will be significant. We maintain our full-year outlook.”

KEY HIGHLIGHTS

•

Second quarter revenue increased 17.4% sequentially and decreased 2.4% year-over-year to Euro 3.813 billion. At constant currency exchange rates and perimeter, revenue increased 11.8% sequentially and decreased 6.9% year-over-year. Networks saw a year-over-year single-digit decline in revenue, driven by fixed access, switching and optics. This has been partially offset by continued strong growth in IP and WCDMA. Applications revenues grew at a low single-digit rate with enterprise solutions & Genesys stable. Services revenues declined at a mid single digit rate. From a geographic standpoint, traction was strong in North America with a double digit rate of growth and an improved trend in Rest of the World with a much smaller decline in revenues than in the first quarter. The sales decline in Europe remained in the high single digit range. Finally, Asia Pacific witnessed a double digit rate decline due to low activity in China, partly offset by significant growth in India.

•

Adjusted2 operating1 income of Euro 28 million or 0.7% of revenue. Adjusted gross margin came in at 36.1% of revenue for the quarter, compared to 33.1% in the year ago quarter and 32.6% in the first quarter 2010. The year-over-year increase in gross margin was driven by the product/geographic mix and the impact of our initiatives on fixed operations costs. The sequential recovery in the gross margin was driven by volume and mix. Operating expenses decreased 0.4% year-over-year on a reported basis and decreased 4.7% at constant currency due to the reduction in SG&A. On a sequential basis, operating expenses as reported increased by 7.7%, reflecting a selective investment in R&D and the rise of the US dollar.

•

Net (debt)/cash of Euro 107 million, versus Euro 512 million as of March 31, 2010. The sequential decrease in net cash of Euro 405 million primarily reflects the negative operating cash flow of Euro (58) million, restructuring cash outlays of Euro (76) million, contribution to pensions and OPEB of Euro (64) million and capital expenditures of Euro (146) million. The negative operating cash flow is mainly due to an increase in operating working capital requirements of Euro 202 million. Alcatel-Lucent experienced a material increase of inventory to secure availability of components and prepare for a strong second half of the year.

•

Funded status of Pensions and OPEB of Euro (1,802) million at end June, compared to Euro (617) million as of March 31, 2010. The sequential widening of the deficit mainly results from a decrease in the discount rates used for US pensions and post retirement healthcare plans. Plan assets grew this quarter reflecting gains in the financial markets.

OUTLOOK

Alcatel-Lucent reiterates its outlook for 2010. While our supply chain is still experiencing capacity constraints, the demand for telecommunications equipment and related services is recovering due to booming data traffic and the need to increase network efficiency. Therefore:

•

For 2010, Alcatel-Lucent continues to expect nominal growth (defined as between 0% and 5%) for the telecommunications equipment and related services market.

•

For 2010, Alcatel-Lucent aims to reach an adjusted operating margin in the low to mid single-digit range (defined as between 1% and 5%).

REPORTED RESULTS

In the second quarter, the reported net income (loss) (group share) was Euro (184) million or Euro (0.08) per diluted share (USD (0.10) per ADS), including the negative after tax impact from Purchase Price Allocation (PPA) entries of Euro (45) million.

Reported Profit & Loss	Second	Second	% change	First	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2010	2009	(% or pt)	2010	(% or pt)
Revenues	3,813	3,905	-2.4%	3,247	17.4%
Gross profit	1,377	1,293	6.5%	1,058	30.2%
in % of revenues	36.1%	33.1%	3.0 pt	32.6%	3.5 pt
Operating income / (loss)(1)	(45)	(130)	Nm	(263)	Nm
in % of revenues	-1.2%	-3.3%	2.1 pt	-8.1%	6.9 pt
Net income (loss) (Group share)	(184)	14	Nm	(515)	Nm
EPS diluted (in Euro)	(0.08)	0.01	Nm	(0.23)	Nm
E/ADS* diluted (in USD)	(0.10)	0.01	Nm	(0.31)	Nm
Number of diluted shares (million)	2,259.8	2,267.3	-0.3%	2,259.7	0.0%
*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.2291 for June 30, 2010; 1.4020 as of June 30, 2009 and 1.3526 as of March 31, 2010.

ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The second quarter 2010 adjusted2 net loss (group share) was Euro (139) million or Euro (0.06) per diluted share (USD (0.08) per ADS), which includes a restructuring charge of Euro (110) million, a net financial loss of Euro (17) million, an adjusted income tax expense of Euro (32) million and a non controlling interests gain of Euro 1 million.

Adjusted Profit & Loss	Second	Second	% change	First	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2010	2009	(% or pt)	2010	(% or pt)
Revenues	3,813	3,905	-2.4%	3,247	17.4%
Gross profit	1,377	1,293	6.5%	1,058	30.2%
in % of revenues	36.1%	33.1%	3.0 pt	32.6%	3.5 pt
Operating income / (loss)(1)	28	(62)	Nm	(195)	Nm
in % of revenues	0.7%	-1.6%	2.3 pt	-6.0%	6.7 pt
Net income (loss) (Group share)	(139)	56	Nm	(473)	Nm
EPS diluted (in Euro)	(0.06)	0.02	Nm	(0.21)	Nm
E/ADS* diluted (in USD)	(0.08)	0.03	Nm	(0.28)	Nm
Number of diluted shares (million)	2,259.8	2,645.0	-14.6%	2,259.7	0.0%
*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.2291 for June 30, 2010; 1.4020 as of June 30 2009 and 1.3526 as of March 31 2010.

Key figures

Group breakdown	Second	Second	% change	First	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2010	2009	(% or pt)	2010	(% or pt)
Networks	2,304	2,384	-3.4%	1,928	19.5%
- o/w IP	318	286	11.2%	272	16.9%
- o/w Optics	622	728	-14.6%	567	9.7%
- o/w Wireless	1,021	972	5.0%	819	24.7%
- o/w Wireline	366	424	-13.7%	298	22.8%
- o/w eliminations	(23)	(26)	Nm	(28)	Nm
Applications	489	462	5.8%	416	17.5%
- o/w Enterprise Applications	305	298	2.3%	271	12.4%
- o/w Networks Applications	188	173	8.7%	149	26.2%
- o/w eliminations	(4)	(9)	Nm	(4)	Nm
Services	883	873	1.1%	772	14.4%
Other & eliminations	137	186	Nm	131	Nm
Total group revenues	3,813	3,905	-2.4%	3,247	17.4%

Breakdown of group	Second	Second	% change	First	% change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q
(in Euro million)	2010	2009	(% or pt)	2010	(% or pt)
Networks	55	(136)	Nm	(128)	Nm
In % of revenues	2.4%	-5.7%	8.1 pt	-6.6%	9.0 pt
Applications	(17)	(30)	Nm	(27)	Nm
In % of revenues	-3.5%	-6.5%	3.0 pt	-6.5%	3.0 pt
Services	19	87	Nm	(40)	Nm
In % of revenues	2.2%	10.0%	-7.8 pt	-5.2%	7.3 pt
Other & eliminations	(29)	17	Nm	0	Nm
Total group op. income (loss)	28	(62)	Nm	(195)	Nm

Geographic breakdown	Second	Second	% change	First	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2010	2009	(% or pt)	2010	(% or pt)
North America	1,489	1,202	23.9%	1,114	33.7%
Asia Pacific	641	861	-25.6%	531	20.7%
Europe	1,178	1,286	-8.4%	1,145	2.9%
RoW	505	556	-9.2%	457	10.5%
Total group revenues	3,813	3,905	-2.4%	3,247	17.4%

Cash Flow highlights	Second quarter	First quarter	Second quarter
(In Euro million )	2010	2010	2009
Net (debt)/cash at beginning of period	512	886	(841)
Adjusted operating income / (loss)	28	(195)	(62)
Depreciation & Amort; OP non cash; other	66	131	160
Op. Cash Flow before change in WCR*	94	(64)	98
Change in operating WCR	(202)	219	(280)
Change in other working capital	50	(141)	(105)
Operating Cash Flow (3)	(58)	14	(287)
Interest	(45)	(108)	(40)
Taxes	(46)	(22)	(18)
Cash contribution to pension & OPEB	(64)	(44)	(72)
Restructuring cash outlays	(76)	(137)	(104)
Cash flow from operating activities	(289)	(297)	(521)
Capital expenditures (incl. R&D cap.)	(146)	(132)	(175)
Free Cash Flow	(435)	(429)	(696)
Discontinued, Cash from financing & Forex	30	55	1 565
Change in net(debt)/cash position	(405)	(374)	869
Net (debt)/cash at end of period	107	512	28

* Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

**Operating cash flow defined as cash generated from operations after changes in working capital but before interest/tax paid, restructuring cash outlay and pension & OPEB outlay

Statement of position - Assets	June 30,	March 31,	June 30,
(In Euro million)	2010	2010	2009
Total non-current assets	12,902	12,099	12,276
of which Goodwill & intangible assets, net	6,937	6,590	6,587
of which Prepaid pension costs	2,902	2,602	2,485
of which Other non-current assets	3,063	2,907	3,204
Total current assets	12,566	12,184	12,158
of which OWC assets	6,210	5,554	6,305
of which other current assets	1,515	1,323	1,612
of which marketable securities, cash & cash equivalents	4,841	5,307	4,241
Total assets	25,468	24,283	24,434

Statement of position - Liabilities and equity	June 30,	March 31,	June 30,
(In Euro million)	2010	2010	2009
Total equity	3,148	4,129	4,507
of which attributable to the equity owners of the parent	2,473	3,514	3,951
of which non controlling interests	675	615	556
Total non-current liabilities	11,828	10,096	10,306
of which pensions and other post-retirement benefits	6,596	5,158	5,271
of which long term debt	3,771	3,517	3,588
of which other non-current liabilities	1,461	1,421	1,447
Total current liabilities	10,492	10,058	9,621
of which provisions	2,265	2,152	2,150
of which short term debt	1,040	1,356	698
of which OWC liabilities	5,250	4,815	4,706
of which other current liabilities	1,937	1,735	2,067
Total liabilities and shareholder's equity	25,468	24,283	24,434

BUSINESS COMMENTARY

NETWORKS

For the second quarter 2010, revenues for the Networks segment were Euro 2.304 billion, a decrease of 3.4% compared to Euro 2.384 billion in the year-ago quarter and an increase of 19.5% compared to Euro 1.928 billion in the first quarter 2010. At constant currency exchange rates, Networks revenues decreased 8.0% year-over-year and rose 13.9% sequentially. The segment posted an adjusted2 operating1 profit of Euro 55 million or an operating margin of 2.4% compared to an adjusted2 operating1 loss of Euro (136) million or a margin of (5.7)% in the year ago period.

Key highlights:

•

Revenues for the IP division were Euro 318 million, an increase of 11.2% from the year ago quarter, with near 30% growth from the year ago quarter in IP/MPLS service routers revenue reflecting continued strong momentum in North America and EMEA. Particularly, Alcatel-Lucent has been selected by AT&T as one of its Domain Suppliers for IP/MPLS/Ethernet/EPC equipment. Consistent with that selection, the group has been awarded a multi-year project related to AT&Ts cell site backhaul infrastructure. Alcatel-Lucent’s IP/MPLS solutions were also selected by GTS Central Europe and Taiwan’s Far EasTone. Underscoring the company’s leadership in 100G IP technology, Verizon announced completion of the industry’s first field trial carrying 100G Ethernet traffic on a metro network, using the Alcatel-Lucent 7450 ESS in their Switched Ethernet Services (SES) network.

•

Revenues for the Optics division were Euro 622 million, a decrease of 14.6% from the year ago quarter. Terrestrial optics witnessed significant sequential increase and declined year-over-year at a lower rate than in Q1 2010 driven by strong growth in the WDM segment associated with the success of our new platform and the growing market demand, particularly in North America and Asia Pacific. Wireless transmission was flat year over year. The next-generation terrestrial optics portfolio, including packet optical and microwave products, continues to gain traction, with the first commercially available solution to carry a single carrier 100G signal using “Next-Generation Coherent” technology. Softbank selected the 100G capable 1830 Photonic Service Switch to upgrade its backbone network, and Deutsche Telekom’s T-Systems unit utilized our High Leverage NetworkTM architecture in the industry’s first 100G commercial deployment combining optical transport systems (our 1830 PSS) and IP service routing (our 7750 SR). After sustained strong growth in 2009, the submarine business declined at a double digit rate as some large projects have been completed or are near completion, while recent contracts have not yet started generating revenues and decisions on some other expected projects have been delayed. New major contracts include undersea networks linking Africa and Europe, and the Canary Islands and Spain.

•

Revenues for the Wireless division were Euro 1.021 billion, an increase of 5.0% from the year ago quarter. Our WCDMA business was the key driver of that increase with another quarter of near 50% year-over-year growth driven primarily by the North American market. A very strong sequential increase in our CDMA business reflected spending to accommodate data traffic growth on 3G CDMA (EV-DO) networks, and the year-over-year decline in our GSM business eased to a single digit rate. During the quarter, Alcatel-Lucent and China Mobile completed the first high-definition video call over a TD-LTE network at the Shanghai World Expo and was selected as the sole equipment provider for China Telecom’s CDMA/EV-DO Rev. B network at the Expo 2010 in Shanghai.

•

Revenues for the Wireline division were Euro 366 million, a decrease of 13.7% from the year ago quarter. Although the wireline decrease reflects ongoing spending cuts on legacy technologies, including core switching and ADSL, Alcatel-Lucent is deploying new technologies, including VDSL2 and pair bonding, with carriers like AT&T to extend the reach of their existing copper access infrastructure. In next-generation fiber-based access, sales grew significantly and we were selected as a strategic supplier for the rollout of Australia’s National Broadband Network (NBN) and will provide GPON and Carrier Ethernet aggregation equipment, as well as engineering and integration services.  Alcatel-Lucent was also selected by both China Mobile and China Telecom to deploy its PON-based solutions.

•

The significant improvement in adjusted2 operating1 margin over the year ago quarter reflects the impact of ongoing initiatives to reduce costs and expenses, particularly fixed operations, procurement and product design costs, as well as favorable shifts in product and geographic sales mix, which combined to offset the negative impact of lower overall volumes.  The contributions from the IP and Wireless division were especially strong.

APPLICATIONS

For the second quarter 2010, revenues for the Applications segment were Euro 489 million, an increase of 5.8% compared to Euro 462 million in the year-ago quarter and an increase of 17.5% compared to Euro 416 million in the first quarter 2010. At constant currency exchange rates, Applications revenues increased 1.9% year-over-year and increased 13.1% sequentially. The segment posted an adjusted2 operating1 loss of Euro (17) million or an operating margin of (3.5)% compared to an adjusted2 operating1 loss of Euro (30) million or a margin of (6.5)% a year ago.

Key highlights

•

Network applications revenue increased at a high single digit rate compared to the second quarter 2009 that was driven by very strong growth in applications professional services (i.e., software customization), continued growth in applications maintenance and higher spending for Digital Media & Advertising and Subscriber Data Management. Our Motive solution (remote customer management) was selected by KPN to optimize the delivery of high bandwidth services to the company’s customers in the Netherlands.

•

Enterprise applications continued to show signs of recovery, with revenues increasing at a low single-digit rate on a reported basis compared to the second quarter 2009 in an overall uncertain environment for corporate spending. The decline in voice telephony continued, but at a more moderate pace, while data networking enjoyed near double-digit growth. Genesys, the contact center software business remained stable but saw very strong traction in adjacent offerings including Intelligent Workload Distribution and Analytics. Alcatel-Lucent and HP announced an additional partnership in the field of unified communications and call center solutions in the second quarter. Since the launch of the alliance, the companies have jointly secured six deals for enterprise applications.

•

The improvement in operating margin in the Applications segment was driven largely by cost and expense reduction in the Enterprise applications business.

•

The company acquired ProgrammableWeb, an online repository of APIs (Application Programming Interfaces), to ensure continued growth of the applications ecosystem and to facilitate service providers’ participation in that ecosystem. With its 20,000 APIs and an online community of 20,000 application developers, ProgrammableWeb and Alcatel-Lucent can jointly identify, prioritize and deliver the APIs that will allow enterprises and service providers to securely open their networks to third-party applications.

SERVICES

For the second quarter 2010, revenues for the Services segment were Euro 883 million, an increase of 1.1% compared to Euro 873 million in the year-ago quarter and an increase of 14.4% compared to Euro 772 million in the first quarter 2010. At constant currency exchange rates, Services revenues decreased 5.0% year-over-year and increased 9.6% sequentially. The segment posted an adjusted2 operating profit1 of Euro 19 million or 2.2% of revenues compared to Euro 87 million or 10.0% in the year ago quarter.

Key highlights:

•

Managed and Outsourcing Solutions revenue decreased at a high single digit rate as uncertainty about the global economy resulted in delays in roll-out activity at some existing customers. Market opportunities remain healthy in this segment, and the company is investing in its delivery center in India to better leverage those opportunities while enhancing our global services delivery model.

•

The Network and System Integration (N&SI) business decreased at a low single digit rate this quarter compared to the second quarter 2009. But good order intake, including double-digit growth in orders in North America, carried the N&SI order backlog to a historically very high level. Significant breakthroughs in cable, multi-screen and video integration were highlighted by new agreements with Spain’s Telecable for IPTV, with DIRECTV in the United States to deliver video and other services to multi-dwelling unit residences, and with Malaysia’s Astro to deliver TV services to smartphones.

•

Growth in the Americas helped to stabilize revenues in the Network Build and Implementation (NBI) business, which is focused on civil works, following last quarter’s double digit decline. NBI order growth was very strong.

•

Despite continued strong growth in multi-vendor maintenance, the overall maintenance business continued to be pressured by lower revenues from the maintenance of Alcatel-Lucent products as service providers strive to cut the maintenance piece of their opex spend.

•

The strategic industries sector (defined to include transportation, energy, smart communities and defense) was a source of double digit services revenue growth compared to the second quarter 2009 and included a contract with the electric utility OG&E to build a private wide area network in support of its smart grid implementation.

•

Although adjusted operating margin in the Services segment was weaker than the year ago quarter, it has significantly improved from the first quarter.

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Alcatel-Lucent will host a press and analyst conference at its headquarters at 1:00 p.m. CET which can be followed through audio webcast at http://www.alcatel-lucent.com/2q2010

Notes

Adjusted and reported figures are unaudited. Reported figures have been subject to a limited review and the report is in the process of being issued.

1-

Operating income (loss) is the Income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposals of consolidated entities, litigations and post-retirement benefit plan amendments.

2-

“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation (See next page for detailed information).

3-

“Operating cash flow” is defined as cash flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

2010 Upcoming events

November 4, 2010: third quarter 2010 results

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted transformation partner of service providers, enterprises, strategic industries such as defense, energy, healthcare, transportation,  and governments worldwide, providing solutions to deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 15.2 billion in 2009 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow us on Twitter: http://twitter.com/Alcatel_Lucent.

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Peter Benedict	Tel: + 33 (0)1 40 76 50 84	pbenedict@alcatel-lucent.com
Alix Cavallari	Tel: + 33 (0)1 40 76 16 58	Alix.cavallari@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Frank Maccary	Tel: + 33 (0)1 40 76 12 11	frank.maccary@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1 908 582 79 98	bevilacqua@alcatel-lucent.com
Tony Lucido	Tel: + 1 908 582 5722	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as for 2010, an adjusted operating margin in the low to mid single-digit (between 1% and 5%). Words such as "expects," "anticipates," "targets," "projects," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in our ability to execute on our strategic plan to reduce costs, and to co-source certain business processes, and adjust our portfolio by boosting investment in certain segments and reducing spending in others; fluctuations in the telecommunications market; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent's Form 20-F for the year ended December 31, 2009, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED PROFORMA RESULTS

In Euro million except for EPS	Q1-2010			Q2-2010			1st half 2010
	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted

Revenues	3,247		3,247	3,813	0	3,813	7,060		7,060
Cost of sales (a)	(2,189)		(2,189)	(2,436)	0	(2,436)	(4,625)		(4,625)

Gross Profit	1,058	0	1,058	1,377	0	1,377	2,435	0	2,435

Administrative and selling expenses (b)	(696)	30	(666)	(751)	32	(719)	(1,447)	62	(1,385)
Research and Development costs (c)	(625)	38	(587)	(671)	41	(630)	(1,296)	79	(1,217)

Operating income (loss) (1)	(263)	68	(195)	(45)	73	28	(308)	141	(167)

Restructuring costs	(134)		(134)	(110)	0	(110)	(244)		(244)
Impairment of assets			0	0	0	0			0
Post-retirement benefit plan amendment			0	0	0	0			0
Litigations	(6)		(6)	(10)	0	(10)	(16)		(16)
Gain/(los) on disposal of consolidated entities	(3)		(3)	0	0	0	(3)		(3)

Income (loss) from operating activities	(406)	68	(338)	(165)	73	(92)	(571)	141	(430)

Financial result (net)	(46)	0	(46)	(17)	0	(17)	(63)	0	(63)

Share in net income (losses) of equity affiliates	1		1	7	0	7	8		8
Income tax benefit (expense) (d)	(47)	(26)	(73)	(4)	(28)	(32)	(51)	(54)	(105)

Income (loss) from continuing operations	(498)	42	(456)	(179)	45	(134)	(677)	87	(590)

Income (loss) from discontinued activities	(9)		(9)	(4)	0	(4)	(13)		(13)

Net Income (loss)	(507)	42	(465)	(183)	45	(138)	(690)	87	(603)

of which : Equity owners of the parent	(515)	42	(473)	(184)	45	(139)	(699)	87	(612)
Non-controlling interests	8		8	1	0	1	9		9

Earnings per share : basic	(0.23)		(0.21)	(0.08)		(0.06)	(0.31)		(0.27)
Earnings per share : diluted	(0.23)		(0.21)	(0.08)		(0.06)	(0.31)		(0.27)

(1)

Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments

Corresponds to the measure of operating income (loss) of the segments (refer to note 4 of the consolidated financial statements at June 30, 2010).
PPA : Purchase Price Allocation entries related to Lucent business combination
Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Consolidated Financial Statements as of December 31, 2009)
These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated herefater.
(a) Depreciation of the reevaluation to fair value of productive tangible assets
(b) Amortization of intangibles assets - long term customer relationship (5-8 years)
(c) Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-7 years)
(d) Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: July 30 , 2010	By:	/s/ Paul Tufano
Paul Tufano
Chief Financial Officer